InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and three months ended March 31, 2014 and 2013

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$

Assets
Current assets:
Cash and cash equivalents	420,668,190	61,966,539	68,461,627
Cash restricted	32,402,896	36,149,544	27,256,734
Trade and other receivables	66,634,767	98,638,110	150,718,608
Derivative financial instruments	53,313	-	372,938
Other current assets	1,175,741	1,054,847	2,333,691
Inventories (note 5)	189,979,031	158,119,181	207,979,187
Prepaid expenses	7,067,916	8,125,270	6,043,515
Total current assets	717,981,854	364,053,491	463,166,300
Non-current assets:
Cash restricted	29,114,776	17,065,000	11,670,536
Plant and equipment	244,291,146	244,383,962	253,122,122
Oil and gas properties (note 6)	98,102,235	584,807,023	544,934,617
Deferred tax assets	48,558,269	48,230,688	62,399,028
Other non-current receivables (note 7)	581,593,476	29,700,534	29,700,534
Investments accounted for using the equity method	17,547,023	17,557,838	-
Available-for-sale investments	-	-	3,587,901
Total non-current assets	1,019,206,925	941,745,045	905,414,738
Total assets	1,737,188,779	1,305,798,536	1,368,581,038
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	182,991,664	134,027,347	224,733,505
Income tax payable	19,908,377	17,087,974	15,583,344
Derivative financial instruments	-	1,869,253	9,913
Working capital facilities (note 8)	12,658,495	36,379,031	34,297,296
Unsecured loan and current portion of secured loans (note 9)	199,814,163	134,775,077	31,379,982
Current portion of Indirect participation interest (note 10)	7,449,409	12,097,363	15,246,397
Total current liabilities	422,822,108	336,236,045	321,250,437
Non-current liabilities:
Secured loans (note 9)	53,386,003	65,681,425	87,495,705
2.75% convertible notes liability	63,601,172	62,662,628	59,930,967
Deferred gain on contributions to LNG project	-	-	5,287,152
Indirect participation interest (note 10)	-	7,449,409	14,282,001
Other non-current liabilities (note 11)	96,752,001	96,000,000	96,000,000
Asset retirement obligations	5,044,158	4,948,017	4,983,064
Total non-current liabilities	218,783,334	236,741,479	267,978,889
Total liabilities	641,605,442	572,977,524	589,229,326
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	998,660,596	953,882,273	931,990,521
Authorized - unlimited
Issued and outstanding - 50,022,600
(Dec 31, 2013 - 49,217,242)
(Mar 31, 2013 - 48,652,640)
2.75% convertible notes	14,297,627	14,297,627	14,298,036
Contributed surplus	26,736,901	26,418,658	32,632,412
Accumulated Other Comprehensive Income	3,571,209	4,541,913	22,389,537
Accumulated earnings/(deficit)	52,317,004	(266,319,459)	(221,958,794)
Total equity attributable to owners of InterOil Corporation	1,095,583,337	732,821,012	779,351,712
Non-controlling interest	-	-	-
Total equity	1,095,583,337	732,821,012	779,351,712
Total liabilities and equity	1,737,188,779	1,305,798,536	1,368,581,038

See accompanying notes to the condensed consolidated interim financial statements

Consolidated Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2014	2013
	$	$

Revenue
Sales and operating revenues	308,222,594	349,323,775
Interest	54,284	15,003
Other	2,802,542	992,226
	311,079,420	350,331,004

Changes in inventories of finished goods and work in progress	(18,000,156)	13,107,848
Raw materials and consumables used	(252,714,016)	(327,866,604)
Administrative and general expenses	(15,036,132)	(8,465,554)
Derivative gains/(losses)	934,930	(470,955)
Legal and professional fees	(2,860,389)	(1,815,875)
Exploration costs, excluding exploration impairment (note 6)	(8,696,289)	(449,505)
Finance costs	(13,865,715)	(5,336,234)
Depreciation and amortization	(5,479,476)	(5,698,142)
Gain on conveyance of oil and gas properties (note 6)	340,540,011	500,071
Loss on available-for-sale investment	-	(340,045)
Foreign exchange losses	(14,302,321)	(5,476,146)
Share of net loss of joint venture partnership accounted for using the equity method	(10,815)	(96,051)
	10,509,632	(342,407,192)

Profit before income taxes	321,589,052	7,923,812

Income taxes
Current tax expense	(3,256,981)	(3,829,598)
Deferred tax benefit/(expense)	304,392	(91,496)
	(2,952,589)	(3,921,094)

Profit for the period	318,636,463	4,002,718

Profit is attributable to:
Owners of InterOil Corporation	318,636,463	4,002,718
	318,636,463	4,002,718

Basic profit per share	6.45	0.08
Diluted profit per share	6.38	0.08
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,368,378	48,612,015
Diluted (Expressed in number of common shares)	50,200,242	49,284,136

See accompanying notes to the condensed consolidated interim financial statements

Consolidated Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2014	2013
	$	$

Profit for the period	318,636,463	4,002,718

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(970,704)	(2,267,186)
Loss on available-for-sale financial assets, net of tax	-	(376,230)
Other comprehensive loss for the period, net of tax	(970,704)	(2,643,416)
Total comprehensive income for the period	317,665,759	1,359,302

Total comprehensive income for the period is attributable to:
Owners of InterOil Corporation	317,665,759	1,359,302
	317,665,759	1,359,302

See accompanying notes to the condensed consolidated interim financial statements

Consolidated Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2014	2013
Transactions with owners as owners:	$	$
Share capital
At beginning of period	953,882,273	928,659,756
Issue of capital stock (note 12)	44,778,323	3,330,765
At end of period	998,660,596	931,990,521
2.75% convertible notes
At beginning and end of period	14,297,627	14,298,036
Contributed surplus
At beginning of period	26,418,658	21,876,853
Fair value of options and restricted stock transferred to share capital	(1,515,695)	(3,902,303)
Stock compensation expense	1,833,938	2,506,982
Waiver of all remaining IPI conversion options	-	12,150,880
At end of period	26,736,901	32,632,412
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	4,541,913	24,787,128
Foreign currency translation movement for the period, net of tax	(970,704)	(2,267,186)
Foreign currency translation reserve at end of period	3,571,209	22,519,942
Gain/(loss) on available-for-sale financial assets
At beginning of period	-	245,825
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	(172,253)
Loss on revaluation of available-for-sale financial assets, net of tax	-	(203,977)
Loss on available-for-sale financial assets at end of period	-	(130,405)
Accumulated other comprehensive income at end of period	3,571,209	22,389,537
Conversion options
At beginning of period	-	12,150,880
Transfer of balance to contributed surplus	-	(12,150,880)
At end of period	-	-
Accumulated earnings/(deficit)
At beginning of period	(266,319,459)	(225,961,512)
Net profit for the period	318,636,463	4,002,718
At end of period	52,317,004	(221,958,794)
Total InterOil Corporation shareholders' equity at end of period	1,095,583,337	779,351,712

See accompanying notes to the condensed consolidated interim financial statements

Consolidated Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2014	2013
	$	$

Cash flows generated from (used in):

Operating activities
Net profit for the period	318,636,463	4,002,718
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,479,476	5,698,142
Deferred tax	(327,581)	1,127,430
Gain on conveyance of exploration assets	(340,540,011)	(500,071)
Accretion of convertible notes liability	938,544	884,386
Amortization of deferred financing costs	4,808,670	189,435
Timing difference between derivatives recognized and settled	(1,922,566)	(129,103)
Stock compensation expense, including restricted stock	1,833,938	2,506,982
Accretion of asset retirement obligation liability	96,141	89,208
Loss on Flex LNG investment	-	340,045
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	10,815	96,051
Unrealized foreign exchange gain	(2,668)	167,774
Change in operating working capital
Decrease/(increase) in trade and other receivables	23,443,367	(15,816,189)
Decrease in other current assets and prepaid expenses	936,460	973,003
Increase in inventories	(32,731,446)	(15,303,322)
Increase in trade and other payables	4,096,709	56,256,930
Net cash (used in)/generated from operating activities	(15,243,689)	40,583,419

Investing activities
Expenditure on oil and gas properties	(102,681,272)	(38,386,230)
Proceeds from IPI cash calls	7,870,104	2,188,613
Expenditure on plant and equipment	(5,386,660)	(3,789,007)
Proceeds from Total for interest in PRL 15	401,338,497	-
(Increase)/decrease in restricted cash held as security on borrowings	(8,303,128)	10,083,824
Change in non-operating working capital
Increase/(decrease) in trade and other payables	55,156,441	(5,799,120)
Net cash used in investing activities	347,993,982	(35,701,920)

Financing activities
Repayments of Westpac secured loan	-	(2,143,000)
Repayments of BSP and Westpac secured facility	(2,065,006)	-
Proceeds from drawdown of Credit Suisse secured facility	50,000,000	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	76,000,000
(Repayments of)/proceeds from working capital facility	(23,720,536)	(59,993,183)
Proceeds from issue of common shares, net of transaction costs	1,736,900	-
Net cash generated from financing activities	25,951,358	13,863,817

Increase in cash and cash equivalents	358,701,651	18,745,316
Cash and cash equivalents, beginning of period	61,966,539	49,720,680
Exchange losses on cash and cash equivalents	-	(4,369)
Cash and cash equivalents, end of period	420,668,190	68,461,627
Comprising of:
Cash on Deposit	420,440,091	33,206,412
Short Term Deposits	228,099	35,255,215
Total cash and cash equivalents, end of period	420,668,190	68,461,627

See accompanying notes to the condensed consolidated interim financial statements

Consolidated Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG, for domestic market and export markets, and Midstream Liquefaction includes the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also manages our shipping business which currently operates two vessels that transport petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These condensed consolidated interim financial statements were approved by the Directors for issue on May 12, 2014. The board of directors of InterOil have the power to amend and reissue the financial report.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and three months ended March 31, 2014 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at March 31, 2014 amounted to $295.2 million compared to $27.8 million as at March 31, 2013. The Company has cash, cash equivalents and cash restricted of $482.2 million as at March 31, 2014 (March 2013 - $107.4 million), of which $61.5 million is restricted (March 2013 - $38.9 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”). Refer note 15 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

On March 26, 2014, the Company signed and closed with Total S.A. (“Total”) a revised sale and purchase agreement (“Total SPA”), under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields, and to also grant Total an option to farm-in to all our exploration licenses in PNG pursuant to the Total SPA. InterOil retained 35.4839% of the license and immediately received $401.3 million for closing the transaction, and is further entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first liquefied natural gas (“LNG”) cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 trillion standard cubic feet equivalent (“Tcfe”), based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Consolidated Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. Therefore, the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

(c)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2014 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Consolidated Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(a)	Fair values

	March 31, 2014		December 31, 2013		March 31, 2013		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	420,668,190	420,668,190	61,966,539	61,966,539	68,461,627	68,461,627		Amortized Cost
Cash restricted	61,517,672	61,517,672	53,214,544	53,214,544	38,927,270	38,927,270		Amortized Cost
Receivables	66,634,767	66,634,767	98,638,110	98,638,110	150,718,608	150,718,608		Amortized Cost
Other non-current receivable	581,593,476	581,593,476	29,700,534	29,700,534	29,700,534	29,700,534		Amortized Cost
Available-for-sale
Investments	-	-	-	-	3,587,901	3,587,901	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	53,313	53,313	(1,869,253)	(1,869,253)	363,025	363,025	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	182,991,664	182,991,664	134,027,347	134,027,347	224,733,505	224,733,505		Amortized Cost
Working capital facilities	12,658,495	12,658,495	36,379,031	36,379,031	34,297,296	34,297,296		Amortized Cost
Unsecured loans and current portion of secured loans	199,814,163	199,814,163	134,775,077	134,775,077	31,379,982	31,379,982		Amortized cost See (iii) below
Non-current liabilities
Secured loans	53,386,003	53,386,003	65,681,425	65,681,425	87,495,705	87,495,705		Amortized cost See (iii) below
2.75% Convertible notes liability	63,601,172	63,601,172	62,662,628	62,662,628	59,930,967	59,930,967		Amortized Cost
Other non-current liabilities	96,752,001	96,752,001	96,000,000	96,000,000	96,000,000	96,000,000		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale were fair valued by using quoted prices on Oslo stock exchange Axess. These investments were sold during the year ended December 31, 2013.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(iii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

Consolidated Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include the operating results of the shipping business and management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the three months ended March 31, 2014 is revenue from exports to foreign countries of $77,216,707 (Mar 2013 - $112,383,597). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the three months ended March 31, 2014 is revenue from one customer of $56,769,033 (Mar 2013 – one customer totaling $91,403,921) or 18% (Mar 2013 – 26%) of total revenues from external customers. These customers individually account for more than 10% of total revenues from external customers.

Quarter ended March 31, 2014	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	97,158,050	-	211,018,234	46,310	-	308,222,594
Intersegment revenues	999,008	152,327,133	-	50,704	21,507,881	(174,884,726)	-
Interest revenue	5,223	1,640	-	699,812	10,894,821	(11,547,212)	54,284
Other revenue	1,818,996	-	-	951,628	31,918	-	2,802,542
Total segment revenue	2,823,227	249,486,823	-	212,720,378	32,480,930	(186,431,938)	311,079,420

Cost of sales and operating expenses	-	226,623,436	-	197,394,567	6,702,512	(160,006,343)	270,714,172
Administrative, professional and general expenses	9,280,687	2,531,863	52,252	4,590,804	23,772,297	(14,691,370)	25,536,533
Derivative gain	-	(934,930)	-	-	-	-	(934,930)
Foreign exchange (gain)/loss	(1,352,224)	15,279,356	-	591,909	(216,720)	-	14,302,321
Gain on conveyance of exploration assets	(338,183,496)	-	-	-		(2,356,515)	(340,540,011)
Exploration costs, excluding exploration impairment	8,696,289	-	-	-	-	-	8,696,289
Depreciation and amortisation	527,160	3,294,655	-	1,263,005	914,528	(519,872)	5,479,476
Interest expense	13,035,583	2,222,564	491,757	557,213	1,465,800	(11,547,214)	6,225,703
Share of net loss of joint venture partnership accounted for using the equity method	-	-	10,815	-	-	-	10,815
Total segment expenses	(307,996,001)	249,016,944	554,824	204,397,498	32,638,417	(189,121,314)	(10,509,632)
Segment profit/(loss) before income taxes	310,819,228	469,879	(554,824)	8,322,880	(157,487)	2,689,376	321,589,052
Income tax (expense)/benefit	(249,514)	131,135	-	(2,308,171)	(526,039)	-	(2,952,589)
Segment net profit/(loss)	310,569,714	601,014	(554,824)	6,014,709	(683,526)	2,689,376	318,636,463

Segment assets	703,744,714	388,583,957	17,547,023	188,561,665	440,087,952	(49,894,801)	1,688,630,510
Unallocated:
Deferred tax							48,558,269
Total assets per the balance sheet							1,737,188,779

Segment liabilities	333,341,692	175,413,388	-	88,474,240	89,328,911	(44,952,789)	641,605,442

Capital expenditure (net of cash calls)	125,234,638	752,645	-	3,679,339	106,428	-	129,773,050

Consolidated Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	141,696,791	-	207,558,816	68,168	-	349,323,775
Intersegment revenues	1,269,629	163,472,438	-	85,289	22,202,522	(187,029,878)	-
Interest revenue	1,189	2,768	-	142	12,652,235	(12,641,331)	15,003
Other revenue	590,714	-	-	401,512	-	-	992,226
Total segment revenue	1,861,532	305,171,997	-	208,045,759	34,922,925	(199,671,209)	350,331,004

Cost of sales and operating expenses	-	285,301,213	-	193,390,432	5,657,250	(169,590,139)	314,758,756
Administrative, professional and general expenses	3,218,103	1,596,554	27,072	4,380,803	18,725,918	(16,664,139)	11,284,311
Derivative loss	-	470,955	-	-	-	-	470,955
Foreign exchange loss	4,876	5,101,707	-	213,467	156,096	-	5,476,146
Gain on conveyance of exploration assets	(500,071)	-	-	-		-	(500,071)
Loss on Flex LNG investment	-	-	-	-	340,045	-	340,045
Exploration costs, excluding exploration impairment	449,505	-	-	-	-	-	449,505
Depreciation and amortisation	522,054	3,122,127	-	1,180,264	906,190	(32,493)	5,698,142
Interest expense	11,940,639	2,454,011	558,032	421,842	1,600,158	(12,641,330)	4,333,352
Share of net loss of joint venture partnership accounted for using the equity method	-	-	96,051	-	-	-	96,051
Total segment expenses	15,635,106	298,046,567	681,155	199,586,808	27,385,657	(198,928,101)	342,407,192
Segment (loss)/profit before income taxes	(13,773,574)	7,125,430	(681,155)	8,458,951	7,537,268	(743,108)	7,923,812
Income tax expense	-	(1,270,430)	-	(2,454,866)	(195,798)	-	(3,921,094)
Segment net (loss)/profit	(13,773,574)	5,855,000	(681,155)	6,004,085	7,341,470	(743,108)	4,002,718

Segment assets	622,365,477	475,279,193	3,217,990	192,437,766	38,235,796	(25,354,212)	1,306,182,010
Unallocated:
Deferred tax							62,399,028
Total assets per the balance sheet							1,368,581,038

Segment liabilities	188,960,404	261,502,048	5,287,152	80,514,884	90,433,613	(37,468,775)	589,229,326

Capital expenditure (net of cash calls)	34,265,186	1,767,789	-	2,316,577	-	-	38,349,552

5.	Inventories

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Midstream - Refining (crude oil feedstock)	61,636,471	25,594,728	63,104,983
Midstream - Refining (refined petroleum product)	57,870,373	58,093,392	65,981,041
Midstream - Refining (parts inventory)	4,207,792	3,456,545	3,669,207
Downstream (refined petroleum product)	66,264,395	70,974,516	75,223,956
	189,979,031	158,119,181	207,979,187

As at March 31, 2014 and December 31, 2013 no net realizable value write down was necessary. As at March 31, 2013, inventory had been written down to its net realizable value. The write down of $21,343 relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At March 31, 2014, $123,714,636 (Dec 2013 - $87,144,665, Mar 2013 - $132,755,231) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 8.

Consolidated Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Infrastructure and drilling and construction equipment	2,332,035	205,116,854	165,772,008
Drilling consumables and spares	27,241,523	20,452,801	19,376,023
Petroleum Prospecting License drilling programs (Unproved)	68,528,677	359,237,368	359,786,586
Gross Capitalized Costs	98,102,235	584,807,023	544,934,617
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	98,102,235	584,807,023	544,934,617

The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Triceratops fields, and the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells. The reduction in oil and gas properties during the quarter ended March 31, 2014 related to the offsetting of the exploration and development expenditure on the Elk and Antelope field against the proceeds of the sale of an interest in PRL 15 to Total. This is in line with the requirements for conveyance accounting for unproved property, which requires the amounts received on sale to be treated as a recovery of cost, and only if the sale price exceeds the original cost of property that a gain be recognized.

The following table discloses a breakdown of the exploration and development costs incurred for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Opening balance	584,807,023	510,669,431	510,669,431
Property Acquisition Costs	-	-	-
Exploration Costs	45,472,375	12,890,150	-
Development Costs	57,208,896	116,127,393	39,118,190
Add: Premium paid on IPI buyback transactions	41,525,728	-	-
Less: IPI conveyance accounting offset against properties	(12,097,363)	(12,451,617)	(2,469,990)
Less: Total S.A. conveyance accounting offset against properties	(611,939,426)	-	-
Less: Costs allocated against cash calls	(6,874,998)	(42,428,334)	(2,383,014)
Total Costs capitalized	(486,704,788)	74,137,592	34,265,186
Closing balance	98,102,235	584,807,023	544,934,617
Charged to expense
Geophysical and other costs	8,696,289	18,793,902	449,505
Total charged to expense	8,696,289	18,793,902	449,505
Oil and Gas Property Additions (capitalized and expensed)	(478,008,499)	92,931,494	34,714,691

During the quarter ended March 31, 2013, certain IPI investors with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $500,071 for the quarter ended March 31, 2013 was recognized as a gain on conveyance.

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed with Total a revised sale and purchase agreement, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Consolidated Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Oil and gas properties (cont’d)

Conveyance accounting:

Based on the accounting policies followed by the Company, conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, a gain shall be recognized in the amount of such excess. As the Elk and Antelope fields do not have proved reserves as at the date of accounting for this transaction, the amounts received are first treated as a recovery of cost, and only amounts received over the carrying amount of property is booked as a gain on conveyance of the asset.

The conveyance accounting for the Total SPA has been accounted for in the quarter ended March 31, 2014. The following table presents the cash flows and the resulting gain on conveyance that has been recorded for the quarter ended March 31, 2014.

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.10 Tcfe	Quarter ended March 31, 2014 $

Conveyance proceeds received	401,338,497
Conveyance proceeds receivable	593,887,729
995,226,226

Discounted value of cash flows	953,231,438
Less allocation against oil and gas properties in the balance sheet	(611,939,426)
Less discounted value of cash flows payable to IPI partners	(752,001)
Gain on conveyance for the period	340,540,011

No cash flows relating to final investment decision or subsequent first LNG cargo payments relating to the Elk and Antelope fields have been included within the cash flows calculation above. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

On March 26, 2014, the Company also completed the acquisition from Indirect Participation Interest (“IPI”) holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares in the capital of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under Total SPA. Accordingly, the gain on conveyance for the Total transaction has been reduced by the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe.

At each following reporting period, the discount rate and the timing of expected cash flows will be assessed to take account of any changes to the underlying risk factors used in the calculation along with changes to resource estimates, which will result in adjustments to the gain on conveyance.

Resource estimate used:

The cash flows listed above have been calculated using the best case scenario provided by Gaffney Cline & Associates (“GCA”) of 7.10 Tcfe for the Elk and Antelope fields. GCA is a recognized certifier under the Total SPA. The interim resource certification under the Total SPA will vary post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the PRL 15 Area, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

When future resource estimates are received, the discounted cash flow analysis will be updated accordingly. The entries to reflect the change would be to increase or decrease the financial asset based on the updated NPV calculation, reduce any carried forward cost base on the balance sheet to zero, and the remaining balance will be recognized as profit and loss.

Consolidated Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Other non-current receivables

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Receivable from PacLNG (if Pacific Rubiales exits Triceratops program)	29,700,534	29,700,534	29,700,534
Receivable from Total for interest in PRL 15	551,892,942	-	-
	581,593,476	29,700,534	29,700,534

Refer to note 6 for details of the Total transaction. The Interim Resource Payment due to the Company following the interim certification has been calculated to be $593,887,429 based on a resource estimate of 7.10 Tcfe. The discounted value of this cash flow is $551,892,941 as at March 31, 2014.

8.	Working capital facilities

	March 31,	December 31,	March 31,
Amounts drawn down	2014	2013	2013
	$	$	$
BNP Paribas working capital facility - midstream	11,914,130	23,941,251	33,118,821
Westpac working capital facility - downstream	744,365	9,793,577	1,178,475
BSP working capital facility - downstream	-	2,644,203	-
Total working capital facility	12,658,495	36,379,031	34,297,296

BNP Paribas working capital facility

The following table outlines the facility and the amount available for use at period ends:

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Working capital credit facility	270,000,000	270,000,000	240,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(11,914,130)	(23,941,251)	-
Discounted receivables*	-	-	(33,118,821)
	(11,914,130)	(23,941,251)	(33,118,821)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(149,570,000)	(167,722,379)	(136,108,280)
Working capital credit facility available for use	108,515,870	78,336,370	70,772,899

* Under the new facility, discounted receivables which are non-recourse are not included in the available for use balance as they fall within the separate $80.0 million facility with BNP Paribas. As at March 31, 2014, there were $28,337,375 discounted receivables outstanding, with $51,662,625 of the non-recourse discounting facility remaining available for use.

Consolidated Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Secured and unsecured loans

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Secured loan (Westpac) - current portion	-	-	4,286,000
Secured loan (ANZ, BSP & BNP Syndication) - current portion	28,500,000	16,000,000	16,000,000
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(818,315)	(818,315)	(818,315)
Secured loan (BSP & Westpac facility)	22,715,070	24,780,077	-
Secured loan (BSP & Westpac facility) - deferred financing costs	(582,592)	(1,012,178)
Secured loan (Credit Suisse)	150,000,000	100,000,000	-
Secured loan (Credit Suisse) - deferred financing costs	-	(4,174,507)	-
Unsecured loan (Mitsui)	-	-	11,912,297
Total current portion of loans	199,814,163	134,775,077	31,379,982

Secured loan (ANZ, BSP & BNP Syndication) - non current portion	55,500,000	68,000,000	84,000,000
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(2,113,997)	(2,318,575)	(2,932,295)
Secured loan (Westpac) - non current portion	-	-	6,428,000
Total non current secured loan	53,386,003	65,681,425	87,495,705

Total secured and unsecured loans	253,200,166	200,456,502	118,875,687

(a) ANZ, BSP & BNP Syndicated Secured Loan Facility

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. The loan is secured over the fixed assets of the refinery.

The principal of the syndicated secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. In addition, the loan agreement stipulated that a mandatory prepayment would be required in the event of the completion of any sale and purchase agreement. As at March 31, 2014, two installment payments amounting to $8,000,000 each which will be due for payment on May 9, 2014 and November 9, 2014, and a mandatory prepayment of $12,500,000 resulting from the completion of the Total SPA which was paid subsequent to the quarter end on April 28, 2014, have been reclassified into the current portion of the liability. The loan agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of March 31, 2014, the company was in compliance with all applicable covenants.

(b) Credit Suisse Syndicated Secured Loan

On November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure loan led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. In addition to Credit Suisse, the participating lenders are CBA, ANZ, UBS AG, Macquarie, BSP, BNP Paribas and Westpac. The loan is secured by the Company’s existing Upstream and Corporate entities. As at March 31, 2014, $150.0 million of the loan had been drawn down, and the remaining $100.0 million remained available for draw down at the Company’s discretion. The loan was initially payable in full within two months of announcing any sale or disposal of the Company’s interest in the Elk and Antelope fields. During the quarter ended March 31, 2014, the lenders approved an extension to this repayment date until April 30, 2014 or the completion of the Total sale agreement, whichever were to occur earliest. Subsequent to quarter end, the lenders approved an additional extension to the repayment date until June 30, 2014 while the Company works to refinance the current loan into a longer term Upstream loan.

(c) BSP & Westpac Combined Secured Facility

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured facility with Westpac and BSP to be drawn in tranches, in either USD and/or PGK. Borrowings under the facility were to be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million to be available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. Subsequent to the closing of the Credit Suisse loan noted above, the second available tranche of $37.5 million was cancelled, and BSP and Westpac have participated within the Credit Suisse led syndicated secured loan. In addition, on November 15, 2013, the facility was further amended to reduce the combined limit to approximately $24.8 million (PGK 60.0 million) with the principal repayment to be made in quarterly installments of PGK2.5 million beginning December 31, 2013, with the remaining balance to be fully repaid in the third quarter of 2014.

Consolidated Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Indirect participation interests

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Indirect participation interest (PNGDV) - current portion	-	-	1,384,492
Indirect participation interest ("IPI") - current portion	7,449,409	12,097,363	13,861,905
Total current indirect participation interest	7,449,409	12,097,363	15,246,397

Indirect participation interest ("IPI") - non current portion	-	7,449,409	14,282,001
Total non current indirect participation interest	-	7,449,409	14,282,001

Total indirect participation interest	7,449,409	19,546,772	29,528,398

During the quarter ended March 31, 2014, the costs incurred on the Raptor-1, Wahoo-1 and Bobcat-1 exploration wells have been allocated against the IPI liability. As at March 31, 2014, the IPI liability relating to the remaining exploration well that is expected to be drilled within the next twelve month period has been transferred to the current portion of the liability.

On March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under Total SPA.

11.	Other non-current liabilities

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$
Contributions received from joint venture partner	96,000,000	96,000,000	96,000,000
Payable to IPI holders	752,001	-	-
	96,752,001	96,000,000	96,000,000

Payable to IPI holders

On March 26, 2014, the Company completed the acquisition from IPI holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares in the capital of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under Total SPA. Accordingly, the Company has recognized a non-current liability for the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

Consolidated Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2013	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	112,400	2,918,045
Shares issued on vesting of restricted stock units under Stock Incentive Plan	4,304	334,550
Shares issued on buyback of IPI interest in PRL 15 (note 10)	688,654	41,525,728

March 31, 2014	50,022,600	998,660,596

Preferred shares - No preferred shares are issued, or were issued at any time during the three months ended March 31, 2014 (Mar 2013 – nil).

13.	Earnings/(Loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,324,331 common shares at prices ranging from $25.85 to $95.63 were outstanding as at March 31, 2014.

Potential dilutive instruments outstanding	Number of shares March 31, 2014	Number of shares March 31, 2013
Employee stock options	395,000	1,096,067
Employee Restricted Stock	197,327	191,232
2.75% Convertible notes	732,004	732,025
Total stock options/shares outstanding	1,324,331	2,019,324

14.	Related parties

Key management compensation

During the quarter ended March 31, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.3 million and $0.65 million, respectively.

15.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	593,022	85,059	124,175	93,275	94,963	97,775	97,775
Secured and unsecured loans	267,639	206,262	23,461	26,022	11,894	-	-
Convertible notes obligations	73,206	1,925	71,281	-	-	-	-
	933,867	293,246	218,917	119,297	106,857	97,775	97,775

Consolidated Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Commitments and contingencies (cont’d)

The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed on these licenses as at March 31, 2014. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend a further $485.0 million over the remainder of their six year term. The three wells, Wahoo-1, Raptor-1 and Bobcat-1, are being drilled under the new licenses, and are part of the new drilling commitments.

Further, the terms of grant of PRL 15 require the Company to spend a further $41.7 million on the development of the Elk and Antelope fields by the end of 2015 and the grant of PRL 39 requires the Company to spend a further $66.4 million on the license area by the end of 2018.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Claim by PNG Customs:

On November 8, 2013, the Company received correspondence from the PNG Customs Service alleging that the Company owes import goods and services tax (“GST”) on imports of crude oil for the period January 2009 to October 2013. The claim made by the PNG Customs Service is the same matter that the Company had already settled with the PNG Customs Service in December 2012 with the payment of a penalty due to the time value of money due to certain delays in filing and any associated administrative penalties levied thereon. At that time, the Company had received confirmation from the PNG Customs Service that they considered the matter to be closed and they confirmed that they agree that the import of crude oil for the refinery is exempt from duties and taxes.

On November 22, 2013, the Company responded to the PNG Customs Service questioning the validity of the current claim given the correspondence we had previously received from the PNG Customs Service indicating the matter to be closed. On January 31, 2014, the Company received a response from the PNG Customs Service claiming the import GST is still owing. Management is working closely with the PNG Customs Service to have this claim resolved.

Oil Search Limited dispute under PRL 15 joint venture operating agreement:

On March 27, 2014 the Company received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea. InterOil will be responding in accordance with the terms of that agreement. Any proceedings commenced by Oil Search Limited seeking to set aside the transaction completed with Total on March 26, 2014, in which Total acquired a 40.1% (gross) interest in PRL 15, will be strongly defended. The Company does not believe any action will be successful, and based on strong legal advice received; the Company does not expect this dispute to have any material financial effect, except for the incurring of legal expenses, all of which may be not be recovered.

Consolidated Financial Statements INTEROIL CORPORATION 17